SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements as of December 31, 2020 – Sect. 62 BYMA listing rules and regulations – Translation of a submission from Banco BBVA Argentina S.A to the CNV dated on March 9, 2021

Buenos Aires, March 9, 2021

BOLSA DE COMERCIO DE BUENOS AIRES

25 de Mayo 347 2° piso

Autonomous City of Buenos Aires

Subject: Financial Statements as of December 31, 2020

Art. 62 – Regulation B.C.B.A.

Dear Sirs,

Regarding Banco BBVA Argentina S.A.’s financial statements for the period ended December 31, 2020, approved by our Board of Directors on March 9, 2021, as per Minutes No. 5277, and in compliance with the terms of applicable laws, we hereby submit the following information arising from the financial statements referred to above for the period then ended.

		(Figures in thousands of
		Ps.)
1.	Net Income for the Period
	Net Income for the Period attributable to:
	Controlling Company’s Shareholders	12,044,577
	Non-controlling Interests	(12,462)
	Total (a)	12,032,115
	Other Comprehensive Income for the Period attributable to:
	Controlling Company’s Shareholders	4,994,678
	Non-controlling Interests	(1)
	Total (b)	4,994,677
	Total Comprehensive Income for the Period attributable to:
	Controlling Company’s Shareholders	17,039,255
	Non-controlling Interests	(12,463)
	Total (a+b)	17,026,792

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

		(Figures in thousands of
		Ps.)
2.	Shareholders’ Equity Breakdown
	Capital Stock	612,710
	Non-capitalized Contributions	26,386,814
	Adjustments to Shareholders’ Equity	18,640,568
	Reserves	86,332,152
	- Legal Reserve	22,528,236
	- Other Reserves	63,803,916
	Unappropriated Retained Earnings	(29,431,352)
	- Net Income for the Year	12,044,577
	Other Comprehensive Income	77,981
	Total Shareholders’ Equity attributable to Controlling Company’s Shareholders (c)	102,618,873
	Total Shareholders’ Equity attributable to Non-controlling Interests (d)	2,138,170
	Total Shareholders’ Equity (c+d)	104,757,043

In connection with paragraphs n) 1) and 2), Section 62 of the Listing Regulations of the Buenos Aires Stock Exchange, this is to give notice that the Board of Directors has resolved to submit the following proposals to the next General Ordinary and Extraordinary Shareholders’ Meeting:

(i)

Allocation of Unappropriated Retained Earnings as of December 31, 2020, that show a negative balance of $ 29,431,352,199.86. Proposal to absorb the sum of $ 29,431,352,199.86 from voluntary reserve for future distribution of earnings, the balance of which as of December 31, 2020 amounts to $ 55,727,557,543.48; and

(ii)

Partial reversal of voluntary reserve for future distributions of earnings to allocate an amount of $ 7,000,000,000 to the payment of cash dividends, subject to the Argentine Central Bank’s previous consent.

On the other hand, please find below information on the number of book-entry common shares, with a face value of Ps. 1 and one voting right each, held by the Company’s controlling group as of December 31, 2020.

Shares	% over total capital stock
407,735,359	66.55%

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

The Company does not have share-convertible debt securities and/or stock options.

The Company’s controlling shareholder is Banco Bilbao Vizcaya Argentaria S.A., a company with domicile established at Plaza de San Nicolás, Number 4, 48005 Bilbao, Spain.

Yours faithfully,

Banco BBVA Argentina S.A.

MANUEL MANSILLA
Legal Representative

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.

Date: March 9, 2021	By:	/s/ Ernesto Gallardo Jimenez
		Name:	Ernesto Gallardo Jimenez
		Title:	Chief Financial Officer